United States securities and exchange commission logo





                              May 22, 2020

       Don Harmer
       President
       GRASS QOZF, Inc.
       204 West Spear Street #3862
       Carson City, NV 89703

                                                        Re: GRASS QOZF, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 28,
2020
                                                            File No. 024-11204

       Dear Mr. Harmer:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 28, 2020

       Summary, page 5

   1. Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to
generate revenue from your current and any anticipated business activities. For
example, your reference at page 14 to acquiring "a diversified portfolio of qualified opportunity
zone investments" suggests the possibility that you will not own controlling interests
in these operating businesses and might not be involved in their actual business operations,
despite the disclosure at page 23 that your management "will manage our day-to-day
operations and RAGSS management will manage our portfolio of investments."
   2. Please enhance your disclosure to provide a more specific discussion of the products offered by Sierra
Software Systems, Inc., including the extent to which the company develops software with
blockchain related technology. In this regard, we note your
 Don Harmer
FirstName LastNameDon Harmer
GRASS QOZF, Inc.
Comapany NameGRASS QOZF, Inc.
May 22, 2020
Page 2
May 22, 2020 Page 2
FirstName LastName
         related disclosure at page F-10.
Risk Factors, page 8

3. We note your disclosure on page 23 that at least 90% of your assets will initially consist of qualified opportunity zone property. Include a risk factor to address any material risks related to the process of certifying as a qualified opportunity fund and risks associated with maintaining your status as a qualified opportunity fund.
Risk Factors
Natural disasters, pandemics, and geo-political events could adversely affect our business, page
12

4. We note your suggestion in this section and in Note 8 at page F-11 that the COVID-19 pandemic is an event that could adversely affect your business. You state that you plan to use a significant portion of net proceeds from this offering to service the aircraft industry.
         Although you state at page 24 that the MRO industry is "growing due to the increased global demand for air transportation," the pandemic has resulted in a decreased global demand for air transportation. Please enhance your disclosure to discuss any specific material impact COVID-19 may have on your business, and also provide disclosures which reflect current and anticipated economic conditions in the United States.
Use of Proceeds, page 18

5. We note your disclosure on page 20 that you intend to use the proceeds from this offering to purchase additional equity interests of SAMSARG and Sierra and that the uses will remain proportionally the same regardless of the percentage of shares sold. Please reconcile these statements with the tabular information which appears at pages 18 to 19 and clearly disclose the amount of proceeds that you intend to allocate for the purchase of additional equity interests in these entities. Similarly, if you intend to purchase all the remaining portions of those entities, make this clear, insofar as you state at various places that you intend to use the offering proceeds to "purchase additional equity interests of
         SAMSARG and Sierra up to all of the equity interests of each entity" Dilution, page 20

6. Your disclosure of Historical net tangible book value per share before this offering of
         $1.00 appears to be inconsistent with the net book value of the tangible assets (consisting of total assets less intangible assets) divided by the number of shares of outstanding common stock per your balance sheet at December 31, 2019 on page F-3. In addition, it appears your calculation of pro forma net tangible book value per share after this offering and related dilution per share to new investors does not appropriately account for the number of shares issued and proceeds received for each offering scenario. Please clarify or revise.
 Don Harmer
FirstName LastNameDon Harmer
GRASS QOZF, Inc.
Comapany NameGRASS QOZF, Inc.
May 22, 2020
Page 3
May 22, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 24

7. We note your disclosure on page F-11 that you entered into an agreement as a lender to
         Sierra Software Systems, Inc. to provide up to $350,000 for a three-year period. Please describe the terms of the loan and file the credit agreement as an exhibit or tell us why you do not believe you are required to do so.
Business, page 26

8. In the offering circular at page 28 under "The Software Development and Sales Industry,"
         you state that "Sierra projects that initial software sales will commence in June 2020" and that "Year one revenues are anticipated to be $345,000 and increase year-after-year by
         95%." In the TTW materials filed as exhibit 13.1, you provide similar numbers at slide 19 for the first nine months, but then you provide numbers representing accelerated growth at a year-over-year rate of more than 250% (not 95%) for the ensuing three years. Similarly, at page 29 under "SAMSARG," you state "Initially, SAMSARG believes it will receive an aircraft modification contract award from a subordinate MRO [which] could include as many as 100 or more aircraft creating potential revenue of $31M over three years....
          Additional contracts of this nature may also be available from the U.S. government." But at slide 15 of exhibit 13.1, in addition to projecting revenues totaling $31M in years two through four (zero in year one), you also project revenues of more than $16M in year five. Lastly, at slide 17, you project more than $11M in revenues for GA Hangars, but we found no corresponding disclosure in the offering circular.

         Insofar as you disclose at page 8 that you have received no revenues from any of your businesses to date and have filed no material contracts, please explain to us in your letter of response how you determined projections for the respective lengths of time. Also explain why you believe that the underlying assumptions built into these projections are reasonable. To the extent these projections are based on contracts that have been negotiated or are in negotiation, clarify this in your disclosure. Please refer to Part II (b)
         of Form 1-A, and see Securities Act Rule 175.
Management, page 31

9. Please expand your disclosure to name the "successful commercial real estate development and construction management firm" Mr. Shore established in 1990, provide his title or office with that entity, and revise to clarify the differences between the principal business(es) of RAGGS and RAGSS. Refer to Item 10(c) of Part II of Form 1-
         A.
 Don Harmer
FirstName LastNameDon Harmer
GRASS QOZF, Inc.
Comapany NameGRASS QOZF, Inc.
May 22, 2020
May 22, 2020 Page 4
Page 4
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
Note 2-Significant Accounting Policies
Principles of Consolidation, page F-7

10. We note your disclosure on page 26 and elsewhere that you acquired 59% of the ownership interests of Samsarg, Inc. and 45% of the ownership interest of Sierra Software
         Systems, Inc.. Please address the following issues:
           Please explain to us in detail the basis for your determination that Samsarg and Sierra should not be consolidated and how you applied the consolidation guidance in ASC
             810. Please provide us the specific accounting literature that supports your accounting position. Revise your financial statements and disclosures as appropriate.
             In addition, please discuss the results of operations of these entities in MD&A or tell us why they are not required.
           Please revise to include audited financial statements of Samsarg, Inc. and Sierra
             Software Systems, Inc. as required by Part F/S (b)(7)(iii) and
(c)(1)(ii) of Form 1-A
             or demonstrate to us why they are not required.
Note 3 - Investments, page F-10

11. Please disclose the details of the investments in nonmarketable equity securities, carrying value of each investment and related percentage of ownership in each investee. Please describe how you accounted for these investments and provide disclosures required under applicable US GAAP.
Exhibits

12. With regard to the investor presentation you filed as exhibit 13.1, please confirm your understanding that "testing the waters" materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, note that your testing the waters materials should include the information Securities Act Rule
         255(b)(4) requires. For general guidance on the Commission's policy on projections and important factors to be considered in formulating and disclosing such projections, please see Item 10(b) of Regulation S-K.
General

13. On your offering circular cover page <please include, highlighted by prominent type or in another manner, the legend paragraph (a)(5) of Part II of Form 1-A requires. Also disclose on the cover page which disclosure format you are following. See paragraph
         (a)(1) of Part II.
 Don Harmer
GRASS QOZF, Inc.
May 22, 2020
Page 5
Signatures, page III-2

14. Please revise your signature page to include the signature of an officer signing the offering statement on behalf of the issuer. Refer to Instruction 1 in the Signatures section of Form
       1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameDon Harmer
                                                             Division of
Corporation Finance
Comapany NameGRASS QOZF, Inc.
                                                             Office of Energy &
Transportation
May 22, 2020 Page 5
cc:       Brian Higley, Esq.
FirstName LastName